January 18, 2012

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated January 11, 2012
Brasil Telecom S.A.
Registration Statement on Form F-4
Filed on September 1, 2011
File No. 333-176617

Dear Mr. Spirgel:

By letter dated January 11, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the registration statement on Form F-4 filed on September 1, 2011 (the “Form F-4”) by Brasil Telecom S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to Amendment No. 1 to Form F-4 of the Company filed on January 18, 2011.

Part I. Questions and Answers about the Merger, page 1

Why am I receiving this document?, page 5

1.	Revise to make clear that TNL common and preferred shareholders are receiving this prospectus because Brasil Telecom is offering its securities to TNL shareholders under the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised the second paragraph under the caption “Why am I receiving this document?” on page 5 to clarify that holders of TNL common and preferred shares are receiving the prospectus because Brasil Telecom is offering its securities to TNL shareholders under the Securities Act of 1933.

Part 3, Risk Factors, page 43

Brasil Telecom may have actual or potential conflicts of interest relating to the merger, page 44

2.	We note your statement that the “exchange ratio is required to be disclosed in order to provide the non-controlling shareholders with a parameter against which to evaluate the proposed merger and to determine whether to dissent from the shareholder vote and exercise withdrawal rights.” Clarify that most of your non-controlling shareholders of Brasil Telecom, the TNL preferred shareholders, do not have withdrawal rights.

In response to the Staff’s comment, the Company has added additional disclosure to the third paragraph under the caption “Brasil Telecom may have actual or potential conflicts of interest relating to the merger” on page 43 to reiterate that holders of preferred shares of TNL do not have voting or withdrawal rights with respect to the merger.

Part 5, The Merger, page 77

Approval of the Merger, page 82

3.	Confirm that Brazilian law does not require a separate vote of the non-controlling shareholders of TNL to approve the merger in the absence of the establishment of a special committee to protect their interests as recommended by CVM Guideline 35.

In response to the Staff’s comment, the Company has added additional disclosure to the first paragraph under the caption “Approval of the Merger” on page 82 to reiterate that holders of preferred shares of TNL do not have voting or withdrawal rights with respect to the merger. The Company advises the Staff that under Brazilian law and the bylaws of the Company, no separate vote of the non-controlling shareholders of TNL to approve the merger is required. As described below in the response to comment 4, adherence to CVM Guideline 35 is not mandatory. One of the recommendations in CVM Guideline 35 provides for the creation of an independent special committee by each public company involved in such a merger for the purposes described below in the response to comment 4. CVM Guideline 35 provides that, as an alternative to the creation of special independent committees, Brazilian public companies may condition the implementation of merger transactions on the approval of the transaction by a majority of the non-controlling shareholders, including shareholders that hold non-voting shares. However, the Company and TNL determined to create independent special committees as described on pages 82 through 88 under the caption “The Special Committees” and, as a result, the approval of the merger in compliance with the recommendations set forth in CVM Guideline 35 is subject only to the approval of the holders of common shares issued by the Company and TNL and controlling shareholders are permitted to vote in the general shareholders meetings that will consider the merger.

Independent Special Committee of TNL, page 84

4.	We note that both special committees were established pursuant to the procedures of CVM Guideline 35 to “negotiate the terms and conditions” of the merger in order

“to protect the interests of the non-controlling shareholders.” However, we note the paragraph on page 88 that indicates that although the special committees were involved “in the process of establishing the exchange ratios, they did not determine these exchange ratios as such determination was made by the boards of directors.” Please clarify how the exchange ratios were originally developed. Explain whether the special committees began their negotiations with a valuation framework for the exchange ratios suggested by the boards of both companies, or developed the methodology for valuing each company’s stock independent of the boards’ involvement.

The Company advises the Staff that Brazilian Law No. 6,404/76, as amended, (the “Brazilian Corporation Law”) sets forth the rules that apply to mergers and provides that the protocol and justification of the merger, which is the document that governs the merger, establishes the specific terms and conditions applicable to any merger. The protocol and justification is an agreement prepared and negotiated by the managements of the parties to the merger and the implementation of the merger is conditioned on the approval of the terms of the transaction by the General Shareholders Meetings of each company.

The Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) has enacted Guideline No. 35 of 2008 (“CVM Guideline 35”), which includes certain recommendations for public companies in relation to mergers involving controlling companies and their subsidiaries or companies under common control. One of the recommendations in CVM Guideline 35 provides for the creation of an independent special committee by each public company involved in such a merger in order to protect the interests of non-controlling shareholders and to freely conduct the negotiation of the terms and conditions of the merger, particularly the exchange ratios, and submit their conclusions to the Board of Directors of each of the constituent companies. The independent special committees are not a part of the constituent companies’ management and their role is to provide a neutral and independent assessment of the transaction and the consideration to be received in the merger, while effectively negotiating the terms of the transaction with the management or independent committees, as applicable, of the other constituent companies.

Notwithstanding the important role that is played by the independent special committees, the Brazilian Corporation Law does not allow for the delegation to the independent special committees of the power to ultimately decide on the exchange ratios that will be proposed to the shareholders of the constituent companies. Regardless of whether the recommendations set forth in CVM Guideline 35 are followed, the members of the Board of Directors of the constituent companies remain bound by their fiduciary duties in relation to a proposed merger and are liable for breaches of these duties.

Adherence to CVM Guideline 35 is not mandatory, but provides a strong defense against claims made in Brazilian administrative and judicial forums that the members of the Boards of Directors of public companies involved in proposed mergers have breached their fiduciary duties in approving the terms of these transactions. In addition, the Boards of Directors of the constituent companies involved in proposed mergers may (1) ratify the terms and conditions recommended by the relevant special committees; or (2) disagree and determine, for example, a different exchange ratio, based on their judgment. However, the defense available based on adherence to CVM Guideline 35 is only available if the Boards of Directors adopt the recommendations of the independent special committees.

As described in third bullet point on page 85 under the caption “Approval of the Merger—The Special Committees,” at a meeting on July 5, 2011, the members of the independent special committee of TNL sought out the advice of Banco BTG Pactual S.A., the committee’s financial advisor, regarding different valuation methodologies and an analysis of the most appropriate valuation methodologies for purposes of assessing the relative values of the companies shares. As described in first bullet point on page 86 under the caption “Approval of the Merger—The Special Committees,” at a meeting on July 8, 2011, the members of the independent special committee of Brasil Telecom instructed Banco Itaú BBA S.A., its financial advisor, to analyze the constituent companies using not only market prices but also traditional appraisal methodologies used to value companies.

As described under “Approval of the Merger—The Special Committees” on pages 86 and 87, the committees had several meetings in which the appropriate valuation methodologies were discussed prior to determining that the methodologies that resulted in the agreement of the committees on the exchange ratios to recommend to their respective Boards of Directors. In the proposed merger, the boards of directors of TNL and Brasil Telecom believed that they were constrained from making such suggestions or recommendations because they believed that doing so could impair the actual or perceived independence of the independent special committees.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Cristiano Grangeiro of the Company at +55 21 3131-1629, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,
/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Office
Brasil Telecom S.A.

cc:	Paul Fischer, Attorney-Advisor
Securities and Exchange Commission